Exhibit 1

SUPPLEMENTARY ADDENDUM TO MERGER AGREEMENT

Supplementary Addendum dated 30 November 2010 (this “Addendum”) to the Merger Agreement dated 6 October 2010 (the “Merger Agreement”), between Cilag Holding AG, a company organized under the laws of Switzerland (and an indirect wholly owned subsidiary of Johnson & Johnson), having its registered office at Zug, Switzerland (the “Offeror”), and Crucell N.V., a public company incorporated under the laws of the Netherlands, having its statutory seat at Leiden, the Netherlands (the “Company”).  Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

RECITALS

WHEREAS, a contamination occurred at the Company’s Shingal facility in Korea (the “Facility”) on or about August 7, 2010 and September 27, 2010 (the “Subject Contamination”);

WHEREAS, the Company suspended production and manufacturing at the Facility in October 2010 as a result of the Subject Contamination;

WHEREAS, the Company made a public announcement regarding the Subject Contamination and certain information relating thereto in its press releases of 28 October 2010 and 9 November 2010 and the Company will include certain details regarding the Subject Contamination in the Company’s Shareholders’ Circular (including the Position Statement) substantially in the form of the draft dated 30 November, 2010;

WHEREAS, the Offeror and the Company announced in the joint press release of 29 October 2010 that the Offeror is working with Crucell to understand the circumstances surrounding the Subject Contamination and to assess the situation;

WHEREAS, the Company is the process of implementing remedial action to rectify the root cause in order to prevent the Subject Contamination from continuing to occur and to test the efficacy of such remedial action;

WHEREAS, the Company has determined that the immediate operational and financial impact of the Subject Contamination to the Company is a one-time €22.8 million inventory provision for Quinvaxem® stock, as provided in the Company’s financial results for the third fiscal quarter of 2010, which impact the Offeror and the Company acknowledge would not alone constitute a Material Adverse Effect;

WHEREAS, the Company acknowledges that the other impacts and consequences, financial and otherwise, of the Subject Contamination on the Company’s business and operations (including, without limitation, the impact on the Company’s production and manufacturing activities and the effect on the Company’s relationships with customers, regulators and other parties with which it has business or other relationships) will not be known, and the investigation into the root cause (including the implementation of the remedial action and the test of the efficacy thereof) will not have been completed, at the time of the commencement of the Offer;

WHEREAS, the Offeror and the Company acknowledge that it was the intent of the Parties at the time of execution of the Merger Agreement that a Material Adverse Effect as meant in the Offer Condition set forth in subclause (b) of Clause 5.3 of the Merger Agreement may find its origin in effect(s), event(s), circumstances(s) or development(s) that occurred prior to commencement of the Offer and the word “development” was included in the definition of Material Adverse Effect to reflect that effect(s), event(s), circumstances(s) or development(s) that occur after the commencement of the Offer, even if they are or may be related to or have resulted from effect(s), event(s), circumstances(s) or development(s) that occurred or were in existence prior to the commencement of the Offer, may be taken into account (alone or in combination with any other effect, event, circumstance or development, whenever occurring) in determining whether there has been a Material Adverse Effect;

WHEREAS, as a result of such definition of Material Adverse Effect and the intended interpretation thereof, effect(s), event(s), circumstance(s) or development(s) occurring after the commencement of the Offer (including, without limitation and for purposes of illustration, the failure or delay by the Company to resume production and manufacturing activities, the failure of or delay in receiving any sterility test or media fill, a disruption or termination of a relationship with a customer or regulator and/or further inventory provision) relating to or resulting from the Subject Contamination may be taken into account (alone or in combination with any other effect, event, circumstance or development, whenever occurring, including those with respect to the Subject Contamination that relate to the period prior to the commencement of the Offer) in determining whether there has been a Material Adverse Effect as of the Unconditional Date;

WHEREAS, the Offer Condition set forth in subclause (b) of Clause 5.3 of the Merger Agreement will not be fulfilled if a Material Adverse Effect has occurred and is continuing at the Unconditional Date. The Offeror will make an announcement prior to the Unconditional Date regarding its decision to invoke the Offer Condition in accordance with Section 12 paragraph 3 of the Dutch Decree on Public Takeovers (Besluit openbare biedingen Wft) if it is determined that a Material Adverse Effect has occurred prior to the Unconditional Date and that such Material Adverse Effect will be continuing at the Unconditional Date; and

WHEREAS, the Offeror requires a confirmation from the Company that the recitals and Sections 1 and 2 hereof set forth the correct interpretation of the Merger Agreement before it proceeds with the commencement of the Offer, and the Company is willing to provide this confirmation.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Addendum, the Company and the Offeror hereby agree as follows:

1.	The Pre-Offer Condition set forth in subclause (a) of Clause 5.1 of the Merger Agreement shall be construed as follows:

“A Material Adverse Effect with respect to the Group, taken as a whole, shall not have occurred between the date of this Merger Agreement and the Commencement Date; provided that any effect(s), event(s), circumstance(s) or development(s) resulting from or arising in connection with the contamination that occurred at the Company’s Shingal facility in Korea on or about August 7, 2010 and September 27, 2010 (the “Subject Contamination”) prior to the Commencement Date shall not be taken into account, alone or in combination with any other effect, event, circumstance or development, in determining whether there has been a Material Adverse Effect with respect to the Group, taken as a whole, for purposes of this Pre-Offer Condition (it being understood and agreed that such effect(s), event(s), circumstance(s) and development(s) may be taken into account in combination with any other effect(s), event(s), circumstance(s) or development(s) having occurred after the Commencement Date in determining whether the Offer Condition set forth in subclause (b) of Clause 5.3 of this Merger Agreement has been satisfied).”

2.	The Offer Condition set forth in subclause (b) of Clause 5.3 of the Merger Agreement shall be construed as follows:

“A Material Adverse Effect with respect to the Group, taken as a whole, shall not have occurred and be continuing at the Unconditional Date; provided that, notwithstanding anything in this Merger Agreement to the contrary, any effect(s), event(s), circumstance(s) or development(s) resulting from or arising in connection with the Subject Contamination prior to the Unconditional Date may be taken into account, alone or in combination with any other effect, event, circumstance or development, in determining whether there has been a Material Adverse Effect with respect to the Group, taken as a whole, for purposes of this Offer Condition; provided  further that, in determining whether this Offer Condition has been satisfied, effect(s), event(s), circumstance(s) or development(s) resulting from or arising in connection with the Subject Contamination that occurred prior to the Commencement Date may only be taken into account in combination with effect(s), event(s), circumstance(s) or development(s) relating to or resulting from the Subject Contamination that occurred after the Commencement Date.”

3.
The parties agree that Section 7.5 of the Offer Document will reflect the interpretation of the Merger Agreement set forth in the recitals and Sections 1 and 2 hereof.  Section 7.5 of the Offer Document will be included in the Offer Document in the form attached hereto as Annex A, subject only to (i) any updates concerning the Subject Contamination that are made public by the Company after the date hereof and prior to the Commencement Date which are reasonably required to be included therein and (ii) any amendments required by the AFM and/or SEC.

4.
Except as specifically set out herein, (a) the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof and (b) this Addendum shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Offeror or the Company under the Merger Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement.

5.
This Addendum is being executed in accordance with the terms of the Merger Agreement.  Each party hereby represents and warrants to the other party that (a) it has full organizational power and authority to execute and deliver this Addendum and to consummate the transactions contemplated hereby, (b) the execution and delivery of this Addendum by such party have been duly and validly authorized by all necessary corporate action on the part of such party and (c) this Addendum has been duly and validly executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

6.
This Addendum shall be governed by, and construed in accordance with, the laws of the Netherlands, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.
To the extent permitted by the laws of the Netherlands, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the competent courts in Amsterdam, the Netherlands, for the purposes of any suit, action or other proceeding, including any injunctive relief sought in summary proceedings, relating to this Addendum  (and each agrees that no such action, suit or proceeding relating to this Addendum shall be brought by it or any of its representatives except in such courts), without prejudice to the right of appeal to the Supreme Court (Hoge Raad).  Each of the parties hereto further agrees to the extent permitted by applicable law that service of any process, summons, notice or document by mail to such party’s respective address set forth in the Merger Agreement shall be effective service of process for any action, suit or proceeding in Amsterdam, the Netherlands, with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Addendum in the competent courts in Amsterdam, the Netherlands.

8.	This Addendum shall only be amended or supplemented in writing.

9.	This Addendum may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Company and the Offeror have caused this Addendum to be signed by their respective officers thereunto duly authorized as of the date first written above.

CRUCELL N.V.,

By:	/s/ Rene Beukema
Name: Rene Beukema
Title: General Counsel and Corporate Secretary

CILAG HOLDING AG,

By:	/s/ Heinz Schmid
Name: Heinz Schmid
Title: Director

By:	/s/ Pascal Hoorn
Name: Pascal Hoorn
Title: Director